SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 11 - K

(Mark One)

      [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004; OR

      [_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________ TO
            ________.

Commission file number:  000-13086
                         ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        FNB FINANCIAL SERVICES CORPORATION EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        FNB FINANCIAL SERVICES CORPORATION
                        1501 Highwoods Blvd., Suite 400
                        Greensboro, North Carolina  27410

                       FNB Financial Services Corporation
                           Employees' Savings Plus and
                               Profit Sharing Plan

                              Financial Statements
                            and Supplemental Schedule

                December 31, 2004 and 2003 and for the Year Ended
                                December 31, 2004

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES SAVINGS PLUS AND PROFIT SHARING PLAN
--------------------------------------------------------------------------------


TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

Report of Independent Registered Public Accounting Firm...................  1

Financial Statements

   Statements of Net Assets Available for Benefits........................  2

   Statement of Changes in Net Assets Available for Benefits..............  3

   Notes to Financial Statements..........................................  4

Supplemental Schedule

   Schedule of Assets (Held at End of Year)).............................. 11

                                     [LOGO]
                               DIXON HUGHES PLLC
                   Certified Public Accountants and Advisors

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of the FNB Financial Services Corporation
Employees' Savings Plus and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan (the "Plan") as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Dixon Hughes PLLC

Sanford, North Carolina
May 2, 2005


FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003
--------------------------------------------------------------------------------------------------------


                                                                           2004               2003
                                                                      --------------     ---------------
ASSETS

Cash and cash equivalents                                             $       28,177     $        23,423
Investments:
   Pooled separate accounts                                                2,544,823           2,351,580
   FNB Financial Services corporation common stock fund                    1,542,530           1,554,025
   Participant loans                                                         112,668              71,913
                                                                      --------------     ---------------

      Total investments                                                    4,228,198           4,000,941
                                                                      --------------     ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                     $    4,228,198     $     4,000,941
                                                                      ==============     ===============




--------------------------------------------------------------------------------------------------------
See notes to financial statements.                                                                Page 2

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2004
--------------------------------------------------------------------------------


Additions to net assets attributed to:
   Investment income:
      Net appreciation in fair value of investments                  $   336,240
      Interest and dividends                                              61,227
                                                                     -----------

      Total investment income                                            397,467
                                                                     -----------

   Contributions:
      Employers                                                          155,134
      Participants                                                       400,001
      Rollovers                                                           44,863
                                                                     -----------

      Total contributions                                                599,998
                                                                     -----------

      Total additions                                                    997,465
                                                                     -----------

Deductions from net assets attributed to:
   Benefits paid to participants                                         737,198
   Administrative expenses                                                33,010
                                                                     -----------

      Total deductions                                                   770,208
                                                                     -----------

      Net increase                                                       227,257

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                                 4,000,941
                                                                     -----------

     End of year                                                     $ 4,228,198
                                                                     ===========

--------------------------------------------------------------------------------
See notes to financial statements.                                        Page 3

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
--------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN

The following description of the FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan covering all full-time employees of FNB Financial Services Corporation (the "Company") who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans as rollovers. The Company makes matching contributions of 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Discretionary contributions may be made at the option of the Company's Board of Directors. Employer contributions are allocated to the FNB Financial Services Corporation common stock fund. The Company's Board of Directors has not elected to make a discretionary contribution in any of the plan years since existence. Contributions are subject to certain limitations. The employer matching contribution is invested in the FNB Financial Services Corporation Common Stock Fund. The participants may not direct or redirect investments of employer matching contributions.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and forfeitures and (b) Plan earnings. Each account is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests 20 percent per year until 100 percent vested after 5 years of credited service for both the matching and discretionary contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct their contributions in 10 percent increments in any of thirteen investment options.

--------------------------------------------------------------------------------
See notes to financial statements.                                        Page 4

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
--------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN (Continued)

Guaranteed Interest Fund

The portfolio is composed primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments.

Core Bond Fund

The portfolio is composed primarily of investment-grade, publicly traded bonds including corporate, mortgage-backed, and government bonds.

Balanced Fund

The portfolio is composed primarily of a diversified mix of fixed-income and equity securities and money market investments.

Equity Income Fund

The portfolio is primarily composed of large capitalization value oriented stocks that offer current income potential.

Indexed Equity Fund

The portfolio is generally composed of stocks that comprise the Standard and Poor's 500 Index.

Growth and Income Fund

The portfolio is composed of growth-oriented stocks for capital appreciation and dividend-paying stocks, bonds and convertible securities for current income.

Growth Fund

The portfolio is generally stocks in companies believed to offer better than average prospects for long-term growth.

Emerging Growth Fund

The portfolio is primarily composed of stocks believed to have better than average long-term growth potential, that are in early stage of their life cycle, with the potential to become major enterprises.

Small Cap Value Fund

The portfolio is primarily composed of stocks of smaller capitalization companies with some unique product, market position or operating characteristic.

--------------------------------------------------------------------------------
See notes to financial statements.                                        Page 5

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
--------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN (Continued)

Small Cap Growth Fund

The portfolio is primarily composed of stocks of small, rapidly growing companies with the potential for long-term growth.

Mid Cap Growth Fund

The portfolio is primarily composed of stocks with capitalizations in the range of the Standard & Poor's Mid Cap 400 Index.

International Equity Fund

The portfolio is primarily composed of stocks of varied-sized companies located around the world, including the Far East, Europe and emerging markets.

FNB Financial Services Corporation Common Stock Fund

Funds are invested in FNB Financial Services Corporation common stock purchased at current market prices and include a cash component.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus 1%. Interest rates range from 5% to 10% as of December 31, 2004. Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a reasonable period not to exceed the participant's life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, a deferred annuity to commence on the date the participant could have retired or leave the money in the account until reaching age 70 1/2. If the value of the participant's account is $5,000 or less, a lump sum distribution will be made.

Forfeited Accounts

Forfeited nonvested employer matching accounts will be used to reduce future employer matching contributions. Forfeited nonvested employer profit sharing accounts shall be reallocated to remaining eligible participants' profit sharing accounts. Forfeited nonvested accounts totaled $3,913 and $8,946 at December 31, 2004 and 2003.

--------------------------------------------------------------------------------
See notes to financial statements.                                        Page 6

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
--------------------------------------------------------------------------------

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except for its fully benefit-responsive investment contract, which is valued at contract value (Note
D). Shares of pooled separate accounts are valued at the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Cash and Cash Equivalents

The Plan considers highly liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


--------------------------------------------------------------------------------
See notes to financial statements.                                        Page 7

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
--------------------------------------------------------------------------------

NOTE C - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's assets at December 31, 2004 and 2003.

                                                       2004         2003
                                                    ----------   ----------
      Non-participant directed:
        FNB Financial Services Corporation common
           stock fund                               $1,151,314   $1,062,487

      Participant directed:
        FNB Financial Services Corporation common
           stock fund                                  391,216      491,538
        Mass Mutual Indexed Equity Fund                387,319      468,018
        Fidelity Equity Income II Fund                 359,822      222,762
        Mass Mutual Guaranteed Interest Fund           803,590      581,846

Net realized and unrealized appreciation in fair value of investments included in Plan equity includes the following:
                                          2004
                                        --------

      Pooled separate accounts          $166,208
      FNB Financial Services
        Corporation Common Stock fund    170,032
                                        --------

                                        $336,240
                                        ========


NOTE D - INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has an investment contract with Massachusetts Mutual Life Insurance Company (MassMutual). MassMutual maintains the Plan's deposits in an unallocated fund. The account is credited with earnings on the underlying investments and charged for participants' withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.00% on contributions received between January 1, 2004 and December 31, 2004 and 4.25% for contributions credited to the contract through December 31, 2003. The crediting interest rate is the effective rate determined and declared by MassMutual from time-to-time, but may not be less than 3%.


--------------------------------------------------------------------------------
See notes to financial statements.                                        Page 8

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
--------------------------------------------------------------------------------

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets at December 31, 2004 and 2003 and the significant components of the changes in net assets relating to the nonparticipant-directed investments during the year ended December 31, 2004 is as follows:


                                                   December 31
                                             -----------------------
                                                2004         2003
                                             ----------   ----------
      Net assets:
        FNB Financial Services Corporation
           common stock fund                 $1,151,314   $1,062,487
                                             ==========   ==========

      Changes in net assets:

                                         2004
                                      ---------

      Contributions                   $ 155,134
      Earnings on investment             74,545
      Benefits paid to participants    (127,501)
      Administrative expense             (9,438)
      Forfeitures                        (3,913)


NOTE F - PARTY-IN-INTEREST TRANSACTIONS

Plan investments are in pooled separate accounts and an investment contract managed by MassMutual, custodian of the Plan.

As of December 31, 2004 and 2003, the Plan's investments included $1,542,530 and $1,554,025, respectively, in the common stock fund of FNB Financial Services Corporation. These investments represent 36.5% and 38.8% of total Plan investments at December 31, 2004 and 2003, respectively. At December 31, 2004, the Plan holds approximately 27.8% of total outstanding stock of FNB Financial Services Corporation. For the year ended December 31, 2004, the Plan purchased 13,886 units of the FNB Financial Services Corporation common stock fund at a cost of $310,658. In addition, the Plan sold 23,598 units of the FNB Financial Services Corporation common stock fund for proceeds of $527,071.

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

--------------------------------------------------------------------------------
See notes to financial statements.                                        Page 9

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
--------------------------------------------------------------------------------

NOTE H - TAX STATUS

The Company adopted a non-standardized prototype plan with MassMutual, who has received from the Internal Revenue Service a favorable opinion letter dated April 23, 2002 as to the acceptability of the form of the Plan. The Plan administrator and the Plan's custodian believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been recorded.

NOTE I - SUBSEQUENT EVENT

Effective January 1, 2005, all employees are eligible to participate on the first day of the calendar month following their first day of employment and the maximum of 25% of pretax annual compensation may be contributed by each eligible employee.



--------------------------------------------------------------------------------
See notes to financial statements.                                       Page 10

                              SUPPLEMENTAL SCHEDULE


FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 56-1382275, PLAN NUMBER 003
-------------------------------------------------------------------------------------------------------------------
December 31, 2004



      (b) Identity of issuer, borrower,                                                                (e) Current
 (a)        lessor or similar party          (c) Description of investment, etc.        (d) Cost***        value
      ----------------------------------     ------------------------------------      ------------   ------------
  *   Mass Mutual                            Guaranteed Interest Fund                  $         -    $    803,590
  *   Babson Core Bond                       Core Bond Fund; 770 units                           -         107,293
  *   Oppenheimer Growth and Income          Growth and Income Fund; 648 units                   -         120,586
  *   Oppenheimer Emerging Growth            Emerging Growth Fund; 1,372 units                   -         121,534
  *   Oppenheimer International Equity       International Equity Fund; 778 units                -          98,121
  *   Mass Mutual Indexed Equity             Indexed Equity Fund; 4,174 units                    -         387,319
  *   Mass Mutual Growth Equity              Growth Fund; 1,939 units                            -         164,525
  *   Fidelity Equity Income II              Equity Income Fund; 1,344 units                     -         359,822
  *   Mass Mutual Balanced                   Balanced Fund; 969 units                            -          96,962
  *   Mass Mutual Small Cap Growth           Small Cap Growth Fund; 875 units                    -         130,480
  *   Mass Mutual Mid Cap Growth             Mid Cap Growth Fund; 854 units                      -          83,508
  *   Babson Small Cap Equity                Small Cap Value Fund; 614 units                     -          99,260
  *   Plan participants                      Participant loans (interest rates
                                               from 5.00-10.00%)                                 -         112,668
  *   FNB Financial Services Corporation
       stock                                 Employer Stock; 56,903 units                  817,037**     1,542,530
                                                                                        -----------    ------------

                                                                                        $   817,037    $  4,228,198
                                                                                        ===========    ============

*      Denotes party-in-interest.
**     Represents total cost of employer stock, which is comprised of participant-directed and non-participant directed investments.
***    Cost omitted for participant-directed investments.


      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    FNB FINANCIAL SERVICES CORPORATION
                                    EMPLOYEES' SAVINGS PLUS AND PROFIT
                                    SHARING PLAN



Date:  June 28, 2005                By:  /s/  Richard L. Powell
                                         ----------------------
                                         Senior Vice President